Exhibit 99.1

[LOGO] ZARLINK                                                      NEWS RELEASE
       SEMICONDUCTOR

Zarlink Releases Second Quarter Fiscal 2008 Results

OTTAWA, CANADA, October 24, 2007 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today issued results for the Fiscal 2008 second quarter ended September 28, 2007, prepared in accordance with U.S. Generally Accepted Accounting Principles
(GAAP).

      In line with guidance, second quarter revenue was US$49.6 million. The second quarter included eight weeks revenue of approximately US$18.6 million from the acquisition of Legerity Holdings, Inc.

      "Second quarter revenue highlights Zarlink's broader market opportunity and expanded customer base that results from the Legerity acquisition," said Kirk K. Mandy, President and CEO, Zarlink Semiconductor. "The continuing integration of Legerity's voice products and expertise, backed by a strong opening backlog and improving revenue from new products, are all encouraging signs for the coming quarters."

      During the second quarter Zarlink recorded a number of significant items as a result of the Legerity acquisition:

      o A one-time, non-cash expense of US$20.3 million related to the value of In-Process Research and Development (IPR&D), in line with business combination accounting under GAAP;

      o A non-cash foreign exchange loss of US$3.5 million on the convertible debenture used to fund a portion of the acquisition;

      o Severance and other integration costs totaling US$2.9 million (US$0.8 million in R&D, US$1.4 million in S&A and US$0.7 million in contract impairment).

      Zarlink also recorded a charge of US$1.0 million for an insurance deductible as a result of flooding of its Analog Foundry facility in Swindon, UK.

      As previously announced, Zarlink recorded a gain in the quarter of US$12.9 million related to the sale of its investment in Mitel Networks Corporation.

      As a result, Zarlink recorded a second quarter Fiscal 2008 net loss of US$15.9 million or US$0.13 per share in line with guidance. This compares with a first quarter Fiscal 2008 net loss of US$5.0 million or US$0.05 per share.

Review of Operations

      Gross margin in the second quarter was 46%, compared with 43% in the previous quarter. Gross margin improved as a result of a more favorable product mix. The US$1.0 million insurance deductible impacted gross margin in the second quarter, while first quarter results were impacted by severance of US$0.9 million at the Caldicot facility.

      R&D expenses in the second quarter were US$12.0 million or 24% of revenue, compared with US$8.8 million or 29% of revenue in the previous quarter. Severance and integration costs in R&D were US$0.8 million in the second quarter. S&A expenses in the second quarter were US$13.6 million or 27% of revenue, compared with US$9.9 million or 33% of revenue in the previous quarter. Severance and integration costs in S&A were US$1.4 million in the second quarter. R&D and S&A expenses were both higher in the quarter due to the addition of eight weeks of operating expenses from Legerity and integration-related severance and other costs.

      Amortization of intangible assets related to the acquisition was US$1.2 million, up from US$0.2 million in the first quarter. A contract impairment of US$0.7 million was recorded related to the write-off of design tool contracts in conjunction with the Legerity integration. Zarlink recorded a one-time, non-cash expense of US$20.3 million related to the value of In-Process Research and Development (IPR&D). In accordance with GAAP for combining businesses, Zarlink performed a valuation of the acquired business and allocated the purchase price between the acquired assets. The value of the IPR&D identified as part of the valuation had to be immediately expensed at the time of the acquisition, since R&D expenses cannot be capitalized under GAAP.

      While Zarlink's functional currency is the U.S. dollar, as a result of the Company's new convertible debenture being denominated in the Canadian dollar, Zarlink is required to revalue these debt instruments to the U.S. dollar at the foreign exchange at the end of each fiscal period. As a result of this quarterly revaluation, the

Company will incur non-cash foreign exchange gains or losses related to the holding of these debentures. Interest income and expense fluctuated this quarter as a result of the acquisition. Zarlink has completed a review of its operations and determined that it has no exposure to asset-backed commercial paper.

      The Company made several important corporate and technology announcements in the second quarter, including:

      o The closing of its acquisition of Legerity Holdings, Inc. Combining the products and expertise of the Company's Network Communications group and Legerity, Zarlink's Wired Communications group delivers a range of voice enhancement and timing and synchronization products for the access, residential and enterprise markets;

      o The sale of Zarlink's investment in Mitel Networks Corporation for US$12.9 million;

      o An application development kit that speeds design and evaluation of wireless medical telemetry systems that link implanted medical devices, including pacemakers, implantable cardioverter defibrillators (ICDs), drug pumps and physiological monitors, with monitoring and programming equipment.

      On October 24, 2007, Zarlink Semiconductor declared a quarterly dividend of CDN$0.50 per share on its preferred shares (TSX: Zl.PR.A), payable on December 28, 2007, to preferred shareholders of record as of December 7, 2007.

Third quarter Fiscal 2008 guidance

      The opening order backlog at the start of the Fiscal 2008 third quarter was US$37 million, an increase from the US$25 million opening backlog in the second quarter of Fiscal 2008 due to the Legerity acquisition. Zarlink is forecasting Fiscal 2008 third quarter revenue will be between US$55 million and US$58 million. Severance and other integration costs are expected to be US$4 million to US$5 million. Excluding these integration related costs, gross margins are expected to be consistent with second quarter results and operating expenses are expected to be approximately US$30 million excluding amortization of intangibles. Excluding any potential impact of additional foreign exchange gains/losses related to the Company's denominated debentures, Zarlink expects a third quarter loss of US$0.08 to US$0.10 per share.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to successfully integrate Legerity and any businesses acquired in the future; our reliance on key personnel; any potential undisclosed liabilities associated with the Legerity acquisition; the potential adverse effect on critical reference design partners who may object to the Legerity acquisition; our ability to continue to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.


                                     - 30 -

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

An open conference call for analysts will be held today beginning at 5:00 p.m. EDT. Investors, media and other parties are listen-only. Please dial 1-800-732-9307 or 416-644-3415. The replay number is 1-877-289-8525 (passcode
21249829#) or 416-640-1917 (passcode 21249829#). The replay is available until midnight, November 7th, 2007. A live audio webcast will be available through www.newswire.ca (Canada NewsWire) or from the Company's website at www.zarlink.com.

For further information:

Ed Goffin                                   Mike McGinn
Media Relations                             Investor Relations
613 270-7112                                613 270-7210
edward.goffin@zarlink.com                   mike.mcginn@zarlink.com

                           Zarlink Semiconductor Inc.
                  CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA
        (in millions of U.S dollars, except per share amounts, U.S. GAAP)
                                   (Unaudited)

                                                                        Three months ended                     Six months ended
                                                               ---------------------------------------     -------------------------
                                                                Sept. 28,     June 29,      Sept. 29,      Sept. 28,      Sept. 29,
                                                                  2007          2007           2006          2007           2006
                                                               ---------------------------------------     -------------------------
Revenue                                                        $    49.6      $    30.6      $    38.1     $    80.2      $    76.5
Cost of revenue                                                     27.0           17.4           17.8          44.4           33.9
                                                               ----------------------------------------    -------------------------
Gross margin                                                        22.6           13.2           20.3          35.8           42.6
                                                               ----------------------------------------    -------------------------
Expenses:
   Research and development (R&D)                                   12.0            8.8            7.5          20.8           17.0
   Selling and administrative                                       13.6            9.9            9.5          23.5           19.5
   Acquired in-process R&D                                          20.3           --             --            20.3           --
   Amortization of intangible assets                                 1.2            0.2            0.1           1.4            0.1
   Contract impairment & other                                       0.7            0.5            0.5           1.2            0.5
                                                               ----------------------------------------    -------------------------
                                                                    47.8           19.4           17.6          67.2           37.1
                                                               ----------------------------------------    -------------------------
Operating income (loss)                                            (25.2)          (6.2)           2.7         (31.4)           5.5
Gain on sale of Mitel investment                                    12.9           --             --            12.9           --
Interest income                                                      0.9            1.5            1.2           2.4            2.3
Interest expense                                                    (0.7)          --             --            (0.7)          --
Amortization of debt issue costs                                    (0.1)          --             --            (0.1)          --
Foreign exchange gain (loss)                                        (3.5)          (0.3)           0.2          (3.8)           0.3
                                                               ----------------------------------------    -------------------------
Income (loss) before income taxes                                  (15.7)          (5.0)           4.1         (20.7)           8.1
Income tax (expense) recovery                                       (0.2)          --              2.8          (0.2)           3.0
                                                               ----------------------------------------    -------------------------
Net income (loss)                                              $   (15.9)     $    (5.0)     $     6.9     $   (20.9)     $    11.1
                                                               ----------------------------------------    -------------------------
Net income (loss) attributable to common
  shareholders after preferred share dividends
  and premiums on preferred shares                             $   (16.7)     $    (6.1)     $     6.3     $   (22.8)     $     9.8
                                                               ========================================    =========================
Net income (loss) per common share:
     Basic and diluted                                         $    (0.13)    $    (0.05)    $     0.05    $    (0.18)    $     0.08
                                                               ========================================    =========================
Weighted average number of common shares
   outstanding (millions):
   Basic                                                           127.3          127.3          127.3         127.3          127.3
                                                               ========================================    =========================
   Diluted                                                         127.3          127.3          127.4         127.3          127.4
                                                               ========================================    =========================
Percentage of revenue:
   Gross margin                                                     46%            43%            53%           45%            56%
   Research and development                                         24%            29%            20%           26%            22%
   Selling and administrative                                       27%            33%            25%           29%            25%

                           Zarlink Semiconductor Inc.
                   CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                                        Three months ended                     Six months ended
                                                               ---------------------------------------     -------------------------
                                                                Sept. 28,     June 29,      Sept. 29,      Sept. 28,      Sept. 29,
                                                                  2007          2007           2006          2007           2006
                                                               ---------------------------------------     -------------------------
CASH PROVIDED BY (USED IN)
Operating activities:
    Net income (loss)                                          $   (15.9)     $    (5.0)     $     6.9     $   (20.9)     $    11.1
    Depreciation                                                     1.5            1.2            1.3           2.7            2.7
    Amortization of intangible assets                                1.2            0.2            0.1           1.4            0.1
   Stock compensation expense                                        0.5            0.5            0.3           1.0            0.6
   Other non-cash changes in operating
     activities                                                     10.7           --             --            10.7           (0.3)
   Deferred income taxes                                             1.8           (0.4)          (1.0)          1.4           (1.2)
   Decrease (increase) in working capital:
    Trade accounts and other receivables                            (5.3)           1.7           (1.0)         (3.6)          (3.8)
    Inventories                                                     (1.0)          (1.3)           1.9          (2.3)          (0.1)
    Prepaid expenses and other                                      (0.9)           0.3           (0.1)         (0.6)           0.4
    Payables and accrued liabilities                                 1.8           (3.9)          (0.9)         (2.1)          (8.9)
    Deferred credits                                                 1.2           (0.1)          --             1.1           --
                                                               ---------------------------------------     ------------------------
Total                                                               (4.4)          (6.8)           7.5         (11.2)           0.6
                                                               ---------------------------------------     ------------------------
Investing activities:
   Acquisition of business                                        (135.9)          --             --          (135.9)          (7.1)
   Matured short-term investments                                    3.3           --             --             3.3           24.6
   Expenditures for fixed assets                                    (1.7)          (0.7)          (0.8)         (2.4)          (1.3)
   Proceeds from sale of investment                                 12.9           --             --            12.9           --
   Proceeds from disposal of fixed assets                           --             --             --            --              0.1
                                                               ---------------------------------------     ------------------------
Total                                                             (121.4)          (0.7)          (0.8)       (122.1)          16.3
                                                               ---------------------------------------     ------------------------
Financing activities:
   Increase in (repayment of) long term debt                        74.5           --             --            74.5           (0.1)
   Payment of dividends on preferred shares                         (0.6)          (0.6)          (0.6)         (1.2)          (1.2)
   Repurchase of preferred shares                                   (1.1)          (0.5)          --            (1.6)          (0.1)
   Debt issue costs                                                 (3.5)          --             --            (3.5)          --
   Decrease in restricted cash and cash
     equivalents                                                     0.2           --             --             0.2            1.0
                                                               ---------------------------------------     ------------------------
Total                                                               69.5           (1.1)          (0.6)         68.4           (0.4)
                                                               ---------------------------------------     ------------------------
Effect of currency translation on cash                               1.1            0.1            0.1           1.2            0.4
Increase (decrease) in cash and cash
  equivalents                                                      (55.2)          (8.5)           6.2         (63.7)          16.9
Cash and cash equivalents, beginning of period                     102.8          111.3          101.4         111.3           90.7
                                                               ---------------------------------------     ------------------------
Cash and cash equivalents, end of period                       $    47.6      $   102.8      $   107.6     $    47.6      $   107.6
                                                               =======================================     ========================

                           Zarlink Semiconductor Inc.
                         CONSOLIDATED BALANCE SHEET DATA
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                                           Sept. 28,       June 29,        March 30,
                                                                             2007            2007            2007
                                                                           --------        --------        ---------
ASSETS
Current assets:
   Cash and cash equivalents                                               $   47.6        $  102.8        $  111.3
   Short-term investments                                                      --               3.3             3.3
   Restricted cash and cash equivalents                                        15.4            14.8            14.6
   Trade accounts receivable - net                                             27.3            15.6            16.3
   Other receivables                                                            9.3             5.9             6.6
   Inventories                                                                 30.3            20.5            19.1
   Prepaid expenses and other                                                   6.8             5.0             5.4
   Deferred income taxes - current portion                                      1.5            --              --
   Assets held for sale                                                         3.4             3.1             3.1
                                                                           --------        --------        --------
                                                                              141.6           171.0           179.7
Fixed assets - net                                                             24.9            20.2            21.0
Deferred income tax assets - net                                                9.4             8.9             4.9
Goodwill                                                                       46.6             3.8             3.8
Intangible assets                                                              60.2             1.4             1.6
Other assets                                                                    4.4             1.1            --
                                                                           --------        --------        --------
                                                                           $  287.1        $  206.4        $  211.0
                                                                           ========        ========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Trade accounts payable                                                  $   15.0        $    5.8        $    6.5
   Employee-related accruals                                                   11.0             8.7            11.5
   Income and other taxes payable                                               0.4             0.3             4.7
   Current portion of provisions for exit activities                            1.8             1.1             0.8
   Other accrued liabilities                                                    5.7             4.0             3.2
   Deferred credits                                                             1.7             0.5             0.6
   Deferred income tax liabilities - current portion                            0.1             0.1             0.1
                                                                           --------        --------        --------
                                                                               35.7            20.5            27.4

Long-term debt                                                                 79.1            --              --
Long-term portion of provisions for exit activities                             0.5             0.5             0.5
Pension liabilities                                                            16.6            16.1            15.9
Deferred income tax liabilities - long-term portion                             0.3             0.2             0.2
Long-term accrued income taxes                                                  9.5             8.1            --
Other long-term liabilities                                                     0.8            --              --
                                                                           --------        --------        --------
                                                                              142.5            45.4            44.0
                                                                           --------        --------        --------
Redeemable preferred shares, unlimited shares authorized; 1,193,600
  shares issued and outstanding as at September 28, 2007                       15.3            15.6            16.1
                                                                           --------        --------        --------
Shareholders' equity:
Common shares, unlimited shares authorized; no par value;
  127,345,682 shares issued and outstanding as at September 28, 2007          768.5           768.5           768.5
Additional paid-in capital                                                      4.6             4.3             4.3
Deficit                                                                      (609.7)         (593.2)         (587.6)
Accumulated other comprehensive loss                                          (34.1)          (34.2)          (34.3)
                                                                           --------        --------        --------
                                                                              129.3           145.4           150.9
                                                                           --------        --------        --------
                                                                           $  287.1        $  206.4        $  211.0
                                                                           ========        ========        ========

                           Zarlink Semiconductor Inc.
                             SUPPLEMENTARY SCHEDULES
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

Geographic Information:

Revenue, based on the geographic location of Zarlink's customers, was distributed as follows:

                       Three Months                    Three Months                   Three Months
                          Ended          % of             Ended          % of             Ended          % of
                     Sept. 28, 2007      Total        June 29, 2007      Total       Sept. 29, 2006      Total
                     --------------      -----        -------------      -----       --------------      -----
Asia - Pacific           $  26.3           53%           $  10.6           35%           $  10.2           27%
Europe                      12.6           25               11.8           38               15.9           42
Americas                    10.7           22                8.2           27               12.0           31
                         -------          ---            -------          ---            -------          ---
                         $  49.6          100%           $  30.6          100%           $  38.1          100%
                         =======          ===            =======          ===            =======          ===

                                                        Six Months                     Six Months
                                                          Ended          % of            Ended           % of
                                                     Sept. 28, 2007      Total       Sept. 29, 2006      Total
                                                     --------------      -----       --------------      -----

Asia - Pacific                                           $  36.9           46%           $  21.7           28%
Europe                                                      24.4           30               31.4           41
Americas                                                    18.9           24               23.4           31
                                                         -------         ----            -------          ---
                                                         $  80.2          100%           $  76.5          100%
                                                         =======         ====            =======          ===